

Mail Stop 3561

June 15, 2018

<u>Via E-mail</u>
Mr. Gregory J. Martin
Chief Financial Officer
SSR Mining Inc.
1055 Dunsmuir Street, Suite 800
PO Box 49088, Bentall Postal Station
Vancouver, BC V7X 1G4
Canada

> **Re:** **SSR Mining Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **Form 40-F for Fiscal Year Ended December 31, 2017**
> **Filed March 22, 2018**
> **File No. 001-35455**

Dear Mr. Martin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining